Exhibit 18.1

March 31, 2005

Mr. Edward A. Guthrie
Chief Financial Officer
GulfMark Offshore Inc.
10111 Richmond Ave.
Suite 340
Houston, Texas 77042

Dear Sir:

Note 1 of the Notes to Consolidated Financial Statements of GulfMark Offshore Inc. and Subsidiaries included in its Form 10-K for the year ended December 31, 2004 describes a change in the method of accounting for dry dock expenditures from the “capitalize and amortize” method to the “expense as incurred” method. There are no authoritative criteria for determining a ‘preferable’ method of accounting for dry dock expenditures based on the particular circumstances; however, we conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.

Very truly yours,

Ernst & Young LLP